Page 1 of 12
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

                  Under the Securities Exchange Act of 1934


                              PUBLICIS GROUPE S.A.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                 744 63 M 106
                                 (CUSIP Number)

                               Jean-Michel Etienne
                         133, Avenue Des Champs-Elysees
                               75008 Paris, France
                              01133-1-44-43-72-30
                  (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                May 15, 2003
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

      * If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]



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                                                                    Page 2 of 12

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
-------------------------------------------------------------------------------

        Elisabeth Badinter
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
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(a)         [ ]

(b)         |X|

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3.      SEC Use Only

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4.      Source of Funds (See Instructions)  N/A

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5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)
        []

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6.      Citizenship or Place of Organization
        Republic of France

-------------------------------------------------------------------------------

                    7. Sole Voting Power

                7,873,300 (representing 15,746,600 voting rights)
Number of       ----------------------------------------------------------------
Shares              8. Shared Voting Power
Beneficially
Owned by        51,291,524 (representing 64,564,544 voting rights)
Each            ----------------------------------------------------------------
Reporting           9. Sole Dispositive Power
Person
With            7,873,300
                ----------------------------------------------------------------
                    10. Shared Dispositive Power

                51,291,524
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

59,164,824 (representing 80,311,144 voting rights)

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12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

30.3% (equity interest); 36.2% (voting power)

-------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions) IN
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                                                                    Page 3 of 12

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1.    Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
        (entities only).
        Societe Anonyme Somarel

-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)         |_|

(b)         |X|
-
-------------------------------------------------------------------------------
3.      SEC Use Only

-------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  N/A

-------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
        [ ]

-------------------------------------------------------------------------------
6.      Citizenship or Place of Organization
        Republic of France

-------------------------------------------------------------------------------
                    7. Sole Voting Power

                0
Number of       ----------------------------------------------------------------
Shares              8. Shared Voting Power
Beneficially
Owned by        0
Each            ----------------------------------------------------------------
Reporting           9. Sole Dispositive Power
Person
With            0
                ----------------------------------------------------------------
                    10. Shared Dispositive Power

                0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

0

-------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

0

-------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
         CO, HC
-------------------------------------------------------------------------------


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                                                                    Page 4 of 12

ITEM 1.  SECURITY AND ISSUER

      This Amendment No. 2 amends the Schedule 13D of Elisabeth Badinter and Societe Anonyme Somarel and relates to ordinary shares, nominal value (euro)0.40 per share, of Publicis Groupe S.A., a societe anonyme organized under the laws of the Republic of France (the "Issuer"). The principal executive offices of the Issuer are located at 133, Avenue des Champs-Elysees, 75008 Paris, France. The terms "herein" and "hereof" are references to the Schedule 13D, as amended.

ITEM 2.  IDENTITY AND BACKGROUND

      (a) The names of the persons filing this statement are Elisabeth Badinter and Societe Anonyme Somarel ("Somarel"). Ms. Badinter is the daughter of Marcel Bleustein-Blanchet, the founder of the Issuer. Somarel ceased to exist upon completion of the Somarel Merger (as defined in item 4). Somarel was a holding company the principal asset of which was the interest in the Issuer. The names of the former directors of Somarel are set forth on Schedule I hereto which is incorporated herein by reference. Somarel did not have any officers.

      (b) The business address of Ms. Badinter is and of Somarel was 133, Avenue des Champs-Elysees, 75008 Paris, France. The business addresses of the former directors of Somarel are set forth on Schedule I hereto.

      (c) The principal occupation of Ms. Badinter is lecturer at the Ecole Polytechnique and author. Ms. Badinter is the Chairperson of the Issuer's Supervisory Board The principal occupation of each former director of Somarel is set forth in Schedule I hereto. The business addresses of the employers of the former directors of Somarel are set forth on Schedule I hereto.

      (d)   Neither Ms. Badinter nor Somarel, or any of the persons set forth on
Schedule I hereto, was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)   Neither Ms. Badinter nor Somarel, or any of the persons set forth on
Schedule I hereto, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such a proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Ms. Badinter is a French citizen. Somarel was a societe anonyme organized under the laws of the Republic of France. The nationality of the former directors of Somarel is set forth on Schedule I hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      See description of the transaction in Item 4. No funds were required.

ITEM 4.  PURPOSE OF TRANSACTION

      On May 15, 2003, pursuant to the Agreement and Plan of Merger (the "Somarel Merger Agreement") by and among Somarel, the Issuer and the other shareholders of Somarel listed on

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                                                                    Page 5 of 12

the signature pages thereto, Somarel merged with and into the Issuer, with the Issuer as the surviving corporation (the "Somarel Merger"). As a consequence of the Somarel Merger, each Somarel shareholder, including Ms. Badinter, received ten ordinary shares of the Issuer in exchange for each share of Somarel that such shareholder held. The detailed terms of the Somarel Merger are contained in a French prospectus (the "Prospectus") filed by the Issuer with the Commission des Operations de Bourse ("COB") in Paris, which was included in the Issuer's proxy statement mailed to its shareholders in connection with its May 15, 2003 shareholder meeting. The Issuer filed an English translation of the Prospectus with the SEC under cover of Form 6-K on April 21, 2003.

      On March 7, 2002, Ms. Badinter and Dentsu Inc., a Japanese corporation, ("Dentsu") executed and delivered a Memorandum of Understanding (the "MOU") to govern their relationship as shareholders of Publicis Groupe S.A. The MOU was entered into in connection with the Merger on September 24, 2002 of Bcom3 into a wholly-owned subsidiary of the Issuer (the "Bcom3 Merger"). Upon completion of the Bcom3 Merger, Dentsu became a shareholder of Publicis. The Bcom3 Merger is described in more detail in the Issuer's Registration Statement on Form F-4 (Registration No. 333-87600) (the "Registration Statement").

      The MOU provides for, among other things, an agreement between Dentsu and Ms. Badinter on how to vote the Publicis ordinary shares owned by Dentsu and Somarel on certain matters and certain restrictions on transfer of such shares. Pursuant to the MOU, Dentsu agreed to cause its designees on Publicis's Supervisory Board to vote to elect Ms. Badinter chairperson of Publicis's Supervisory Board, to elect to and maintain on the Supervisory Board Ms. Badinter's nominees, and to vote in favor of nominees to Publicis's Management Board proposed by Ms. Badinter, provided that Ms. Badinter will consult with Dentsu regarding the Management Board nominees. In addition, Dentsu agreed to vote its Publicis shares as directed by Ms. Badinter regarding certain matters, such as amendments to Publicis's charter to change Publicis's name or headquarters, the size of Publicis's Supervisory Board or Management Board, the terms of the Supervisory Board and Management Board members, specified merger, consolidation or similar transactions, declaration of dividends, and certain capital increases and reductions. Dentsu agreed not to vote at any Publicis shareholders meeting an amount of shares of the Issuer received by Dentsu in the Bcom3 Merger representing in excess of 15% of the Issuer's total voting power. In turn, Ms. Badinter agreed to vote the shares of the Issuer held by her to elect to and maintain on the Supervisory Board the two Dentsu nominees.

      Pursuant to the MOU, Dentsu agreed not to pledge or transfer any of the shares of the Issuer received by it in the Bcom3 Merger until July 12, 2012. From July 12, 2012, Ms. Badinter has a right of first refusal with respect to shares of the Issuer to be sold by Dentsu in private transactions and a right of first offer with respect to shares of the Issuer to be sold by Dentsu in the open market or to an underwriter or in another organized selling effort. The MOU remains binding upon the parties until a more detailed shareholders agreement is negotiated and executed by Ms. Badinter and Dentsu.

      Dentsu and Ms. Badinter also entered into a letter agreement (the "Letter Agreement"), dated March 7, 2002, pursuant to which Dentsu agreed to put in escrow an amount of shares of the Issuer received by Dentsu in the Bcom3 Merger that entitle Dentsu to voting rights representing in excess of 15% of the Issuer's total voting power. As of the date hereof, this arrangement has not been implemented.

      The preceding summaries of certain provisions of the Somarel Merger Agreement, the MOU and the Letter Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. An English translation of the Somarel Merger Agreement has been filed with the Securities and Exchange Commission (the "SEC") as Exhibit 1 to Amendment No. 1 to the Schedule 13D of Somarel and Ms. Badinter and is incorporated herein by reference. The complete text of the MOU has been filed with the SEC as Exhibit 10.1 to the Registration Statement and is incorporated herein by reference. The complete text of the Letter Agreement has been filed with the SEC as Exhibit 3 to the original Schedule 13D filed by Ms. Badinter and Somarel on October 7, 2002 and is incorporated herein by reference.

      Subject to the information contained herein, Ms. Badinter currently intends to maintain her interest in the Issuer. However, Ms. Badinter expects to review on a continuous basis various factors relating to her investment in the Issuer, including the Issuer's business and prospects, the price and availability of the Issuer's shares, subsequent developments related to the Issuer, other investment and business opportunities available to Ms. Badinter and general stock market or economic conditions. Based on these factors, Ms. Badinter may from time to time decide to purchase additional shares of the Issuer or sell all or part of her investment in the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

      (a),(b) Generally, ordinary shares of the Issuer entitle the holder thereof to one vote per share. However, if the same shareholder holds ordinary shares of the Issuer for a two-year period in registered form, these shares are granted double voting rights. Issuer shares that were issued in the Somarel Merger in exchange for Somarel shares held for two years also carry double voting rights. The following statements regarding interest in securities of the Issuer reflect the double voting rights, where applicable.

      After completion of the Somarel Merger, Ms. Badinter owns (1) directly 7,873,300 ordinary shares (with 15,746,600 voting rights) of the Issuer, representing approximately 4.0% of the total outstanding ordinary shares of the Issuer and approximately 7.1% of the Issuer's voting power (the "EB Shares") and
(2) a usufruct interest (usufruit) in 15,773,020 shares of the Issuer (the "Usufruct Shares") (with 29,046,040 voting rights), representing approximately 8.1% of the Issuer's total outstanding shares and approximately 13.1% of the Issuer's voting power.

      As the usufruct holder with respect to the Usufruct Shares, Ms. Badinter is entitled to all economic rights attached to the Usufruct Shares and has the right to vote at general shareholder meetings of the Issuer. Ms. Badinter's children own the bare legal title (nue propriete) with respect to the Usufruct Shares. The holders of bare legal title to the Usufruct Shares have the right to vote the shares at special shareholders meetings of the Issuer.

                Dentsu owns 28,690,875 ordinary shares of the Issuer (the "Dentsu Shares"). In addition, Dentsu owns the bare legal title and voting rights, but not the economic interest (the "Dentsu Bare Legal Title") in 6,827,629 ordinary shares of the Issuer until September 24, 2004 pursuant to the Agreement of Transfer of the Nue Propriete of Certain Shares of the Issuer, dated September 24, 2002, among Dentsu, Wilmington Trust Company, as special nominee, and the Issuer, which is incorporated herein by reference. The Dentsu Shares represent approximately 14.6% of the total outstanding ordinary shares of the Issuer and the Dentsu Shares and the

Dentsu Bare Legal Title represent approximately 18.2% of the total outstanding shares of the Issuer and 16.0% of the Issuer's voting power. As stated in
Item 4, Dentsu agreed not to vote approximately 1.0% of the total voting power of the Issuer, or 1,608,807 Dentsu Shares and Dentsu Bare Legal Title, which is the excess of Dentsu's voting power over 15% of the Issuer's total voting power.

      Ms. Badinter has the sole power to vote or direct the voting of, and the sole power to dispose or direct the disposition of, the EB Shares. Ms. Badinter and her children have shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, the Usufruct Shares. By virtue of the MOU, Ms. Badinter may be deemed to have shared power to vote or direct the voting of, the Dentsu Shares and the Dentsu Bare Legal Title (subject to the voting restriction described in the previous paragraph) and shared power to dispose of, or direct the disposition of, the Dentsu Shares and the Dentsu Bare Legal Title.

      Based on the above, after completion of the Somarel Merger, Ms. Badinter may be deemed to beneficially own 59,164,824 shares of the Issuer (with 80,311,144 voting rights), representing 30.3% of the total outstanding shares of the Issuer and 36.2% of its voting power.

      Somarel ceased to exist and, consequently, does not own any shares of the Issuer.

      All share information and percentages are based on 195,297,325 shares of the Issuer outstanding (with 221,995,030 voting rights).

      The principal business address of Dentsu is 1-11, Tsukiji, Chuo-ku, Tokyo 104-8426, Japan. The principal business of Dentsu is providing advertising and marketing communications services.

      To the best knowledge of Ms. Badinter, Dentsu, during the last five years, was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dentsu was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (c) Ms. Badinter has not effected any transactions in ordinary shares of the Issuer during the past 60 days.

      (d) No person other than Ms. Badinter has the right to receive dividends on or proceeds from the sale of EB Shares and the Usufruct Shares. Ms. Badinter does not have the right to receive dividends on or proceeds from the sale of Dentsu Shares.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The shareholders of Somarel, consisting of Ms. Badinter (and other members of the Bleustein-Blanchet family), the investors (BNP-Paribas, Pechel Industries, Cie Financiere St-Honore, Francarep and SRRE), certain other shareholders of Somarel listed on the signature pages thereto and the employees and members of the management of the Issuer executed a shareholders' agreement, dated April 9, 1998 (hereinafter the "Shareholders Agreement"). Most provisions of the Shareholders Agreement terminated at the time of the completion of the Somarel Merger. However, Ms. Badinter's right of first refusal in the event that any former Somarel shareholder desires to sell a block of Publicis shares of more than 0.5% of the capital of Publicis to a competitor of Publicis will stay in effect until June 30, 2006.

      This summary of the Shareholders Agreement is qualified in its entirety by reference to the full text of the agreement an English translation of which has been filed as Exhibit 5 to Amendment No. 1 to the Schedule 13D of Ms. Badinter and Somarel and is incorporated herein by reference.

See also description in Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Agreement and Plan of Merger, dated as of March 28, 2003, by and among Publicis Groupe S.A. and Societe Anonyme Somarel (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D of Ms. Badinter and Somarel).

2. Memorandum of Understanding, dated as of March 7, 2002, between Elisabeth Badinter and Dentsu (incorporated by reference to Exhibit
            10.1 to Publicis Groupe S.A.'s Registration Statement on Form F-4 (Registration No. 333-86700)).

3. Agreement for the Transfer of Nue Propriete of certain Publicis shares, dated September 24, 2002, among Dentsu Inc., Wilmington Trust Company and Publicis Groupe S.A. (incorporated by reference to
            Exhibit 2 to Somarel's and Ms. Badinter's Schedule 13D filed with the SEC on October 7, 2002).

4. Letter Agreement, dated March 7, 2002, of Dentsu Inc. (incorporated by reference to Exhibit 3 to Somarel's and Ms. Badinter's Schedule 13D filed with the SEC on October 7, 2002).

5. Shareholders' Agreement, dated April 9, 1998 among the shareholders of Somarel listed on the signature pages thereto (incorporated by reference to Exhibit 5 to Amendment No. 1 to the Schedule 13D of Ms. Badinter and Somarel).

6. Joint Filing Agreement, dated as of May 21, 2003, between Elisabeth Badinter and Publicis Groupe S.A. as successor-in-interest of Societe Anonyme Somarel.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2003

                                    /s/ ELISABETH BADINTER
                                    -------------------------------
                                    Elisabeth Badinter


                                    PUBLICIS GROUPE S.A., as successor-in
                                    interest of SOCIETE ANONYME SOMAREL

                                    /s/ JEAN-MICHEL ETIENNE
                                    -------------------------------
                                    Name: Jean-Michel Etienne
                                    Title: Chief Financial Officer





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                                                                   Page 10 of 12

                                  EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of March 28, 2003, by and among Publicis Groupe S.A. and Societe Anonyme Somarel (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D of Ms. Badinter and Somarel).

2. Memorandum of Understanding, dated as of March 7, 2002, between Elisabeth Badinter and Dentsu (incorporated by reference to Exhibit
            10.1 to Publicis Groupe S.A.'s Registration Statement on Form F-4 (Registration No. 333-86700)).

3. Agreement for the Transfer of Nue Propriete of certain Publicis shares, dated September 24, 2002, among Dentsu Inc., Wilmington Trust Company and Publicis Groupe S.A. (incorporated by reference to
            Exhibit 2 to Somarel's and Ms. Badinter's Schedule 13D filed with the SEC on October 7, 2002).

4. Letter Agreement, dated March 7, 2002, of Dentsu Inc. (incorporated by reference to Exhibit 3 to Somarel's and Ms. Badinter's Schedule 13D filed with the SEC on October 7, 2002).

5. Shareholders' Agreement, dated April 9, 1998 among the shareholders of Somarel listed on the signature pages thereto (incorporated by reference to Exhibit 5 to Amendment No. 1 to the Schedule 13D of Ms. Badinter and Somarel).

6. Joint Filing Agreement, dated as of May 21, 2003, between Elisabeth Badinter and PUBLICIS GROUPE S.A., as successor-in-interest of Societe Anonyme Somarel.

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                                                                   Page 11 of 12



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NAME1                          PRINCIPAL OCCUPATION OR       NATIONALITY/
----                           ------------------------
                                                               COUNTRY OF
                                      EMPLOYMENT               FORMATION
-----------------------------------------------------------------------------
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Elisabeth Badinter          Lecturer, Ecole Polytechnique2      French
                            Chairperson of the Somarel
                            Board
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Sophie Dulac                Manager, Sophie Dulac               French
                            Productions, Member of the
                            Supervisory Board of Publicis
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Claude Marcus               Retired                             French
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Jean-Michel Bleustein       Retired                             French
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Simon Badinter              Chairman of Management Board,       French
                            Medias & Regies Europe;3
                            Member of the Supervisory
                            Board of Publicis
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Benjamin Badinter           Member of the Management            French
                            Board of Medias & Regies
                            Europe, Director of European
                            Development of Publicis
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Eric Delorme                Partner at "Paribas Affaires        French
                            Industrielles"4
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Pechel Industries5          N/A                                 French
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Judith Badinter             Member of the Supervisory           French
                            Board of Medias & Regies
                            Europe, psychoanalyst
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Compagnie Financiere        N/A                                 French
Honore6
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SRRE SA7                    N/A                               Luxembourg
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MLMS8                       N/A                                 French
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FRANCAREP9                  N/A                                 French
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--------
1 The business address of all directors is:  c/o Somarel, 133, Avenue des
  Champs-Elysees, 75008 Paris, France.
2 The address of the Ecole Polytechnique is route de Saclay, 91128 Palaiseau,
  France.
3 The address of Medias & Regies is 133, Avenue des Champs-Elysees, 75008 Paris,
  France.
4 The address of "Paribas Affaires Industrielles" is 43, avenue de l'Opera
  75002. Parent company of Paribas Affaires Industrielles is "BNP-Paribas", 16, Boulevard des Italiens, 75009 Paris, France.
5 Represented by Jean Gore.
6 Represented by Samuel Pinto.
7 Represented by Charles de Croisset, Chairman of the CCF.
8 Represented by Claudine Bienaime.
9 Represented by Georges Babinet.